Exhibit 12




SEARS ROEBUCK ACCEPTANCE CORP.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES



                                       2004          2003          2002

(dollars in millions)

INCOME BEFORE INCOME TAXES           $   60        $  382        $  200

PLUS FIXED CHARGES:

   Interest                             222           741           768
   Loss on early retirement of debt       2           746             -
   Amortization of debt
      discount/premium                    3             5            14
                                    -------       -------       -------
TOTAL FIXED CHARGES                     227         1,492           782
                                    -------       -------       -------
EARNINGS BEFORE INCOME TAXES
   AND FIXED CHARGES                 $  287        $1,874        $  982
                                    =======       =======       =======

RATIO OF EARNINGS TO FIXED
   CHARGES                             1.26          1.26          1.26